Exhibit 4.8

Letter of Investment Intent

Party A: AnPac Bio-Medical Science Co., Ltd.

Party B: Shanghai Shidi Investment Management Center (Limited Partnership)

Party A is Anpac Bio-medical Science Co., Ltd, a NASDAQ listed company (NASDAQ: ANPC) registered at Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands (“AnPac”). AnPac focuses on the development and industrialization of the world’s leading biomedical technologies. The results of retrospective studies of tens of thousands of samples have demonstrated that AnPac’s original CDA detection technology platform has higher sensitivity and specificity compared to certain traditional technologies in respect of detection and assessment of early-stage cancers. AnPac is actively promoting its CDA technology platform in the health management market and testing market in China and the United States, and accelerate the research and development and marketing of new products in these markets.

Party B is an investment institution with abundant resources in a wide range of fields, and is an investor of AnPac’s series-B financing.

Party B intends to provide investment to Party A, and Party A intends to accept Party B’s investment. Based on good-faith negotiation, the following terms have been agreed between parties:

I. Investment amount: Party B proposes to invest a total of US$3 million (or RMB equivalent) in Party A.

II. Investment price: Party B shall be entitled to obtain Party A’s ordinary shares at 80% of the average closing share price in the 20 trading days prior to the effective date of the formal investment agreement signed by parties. The current total share capital of Party A is approximately 12,586,000 shares.

III. Closing: Within one month from the effective date of this letter, a formal investment agreement shall be entered into by the parties to determine the investment price. Party B shall remit the full investment amount to Party A’s designated account in lump-sum or in installments in accordance with the formal investment agreement.

IV. Party A undertakes to complete the issuance of shares to Party B and the registration of such shares within five business days upon receiving the full investment amount from Party B.

V. Party B hereby certifies that Party B is a non-U.S. entity, and acknowledges that shares purchased under this letter are not registered in accordance with the U.S. Securities Act of 1933, as amended, and under an exemption under relevant rules is available, Party B shall not transfer such shares for a period of 180 days from the date of obtaining such shares. Party B shall bear all taxes with respect of the investment and transaction.

VI. during the term of holding Party A’s shares, Party B shall not directly or indirectly engage in any business competitive with Party A’s business, and shall support Party A’s business development with its resources.

VII. Party B acknowledges that during the financing process, all information in respect of Party A obtained by Party B either orally or in writing shall be confidential and owned by Party A. Party B shall be obligated to maintain the confidentiality of such information until the information is in public domain. Party B undertakes to enter into a confidentiality agreement at the time of signing this letter and strictly fulfill its confidentiality obligations thereunder.

VIII. This letter does not constitute a legally binding agreement between parties. The final terms of this letter are subject to the formal investment agreement as contemplated therein.

IX. This letter shall be effective upon signing by the parties in two original copies with the same effect. Parties shall keep this letter strictly confidential.

Party A (Seal)		Party B (Seal)
By:	/s/Chris Chang Yu	By:	/s/Hong Pan
Date: April 5, 2021		Date: April 5, 2021